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                           May 27, 2021

       John Lai
       Chief Executive Officer
       Mister Car Wash, Inc.
       222 E 5th Street
       Tucson, Arizona 85705

                                                        Re: Mister Car Wash,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 11,
2021
                                                            CIK No. 0001853513

       Dear Mr. Lai:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, submitted May 11, 2021

       Notes to Consolidated Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Cost of Labor and Chemicals and Other Store Operating Expenses, page
F-12

   1. We note your response to comment 28. Please revise to include the information in your response regarding
which maintenance expenses are classified within Cost of Labor and
                                                        Chemical and Other
Store Operating Expenses.
 John Lai
FirstName
Mister Car LastNameJohn Lai
           Wash, Inc.
Comapany
May        NameMister Car Wash, Inc.
     27, 2021
May 27,
Page 2 2021 Page 2
FirstName LastName
        You may contact Robert Shapiro at (202) 551-3273 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Drew Capurro